Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 6, 2025

The following internal website post addressed to employees and contractors was made available by Fifth Third Bancorp on October 6, 2025.

Better Together: Fifth Third and Comerica Join Forces to Build a Stronger Future

On Oct. 6, we announced a transformational step forward in our journey to be the One Bank people most value and trust: Fifth Third Bancorp and Comerica Incorporated have signed a definitive agreement to merge, creating the ninth largest U.S. bank with $288 billion in assets and a significantly expanded footprint.

This merger is more than a business transaction. It’s a partnership built on shared values, complementary strengths and a bold vision for the future.

Why this matters [Slide 4 of IR presentation alongside these bullets]

Together, Fifth Third and Comerica are combining the best of both organizations to create a more dynamic, resilient and customer-focused bank.

By joining forces, we’re:

•	Expanding our reach into 17 of the 20 fastest-growing markets in the U.S., including Texas, Arizona, California and the Southeast.

•	Strengthening our leadership in the Midwest, where we’ll become the No. 1 retail deposit bank in Michigan and Detroit.

•	Accelerating growth with plans to open 150 new financial centers in Texas by 2029, an investment that will help us achieve a top five location share in Dallas, Houston and Austin.

•

Enhancing our capabilities by bringing together Comerica’s deep relationships serving diverse industries with our leading payments products and broad capital markets capabilities to create a middle market banking powerhouse.

•	Delivering financial strength with immediate benefits for shareholders and long-term capacity to invest in innovation, talent, and community impact.

Combination positioned to drive growth [Slide 5 of IR presentation with this section]

This merger will unlock immediate value by combining the financial strength and strategic capabilities of both organizations. With no tangible book value dilution and projected 9% earnings per share accretion, the transaction is financially compelling from Day One. By integrating Comerica’s middle market expertise with Fifth Third’s award-winning retail and digital platforms, we’re creating a more resilient, diversified bank with the scale and tools to grow and serve our customers better than ever.

Unlocking growth through innovation and reach [Slide 10 of IR presentation with this section]

The merger between Fifth Third and Comerica creates a powerful opportunity to grow our retail deposit base by combining our award-winning products with expanded market reach. Together, we will operate in 17 of the 20 fastest-growing large U.S. metro areas, with a clear path to top five location share in California, Texas and the Southeast – including top three share in Dallas, Houston and Austin. In the Midwest, we’ll be No. 1 in retail deposit share in Michigan and Detroit, with opportunity to use our Momentum product suite and data-driven customer acquisition engine to continue growing households and deposits. By 2030, we anticipate Fifth Third will be No. 2 in the Midwest and a top five player in our Southeast and Texas markets.

Our innovative offerings, including Early Pay, Smart Shield, Extra Time and Fifth Third Momentum® Banking, have already earned top marks for customer satisfaction and now will reach even more communities. By combining Comerica’s strong middle market presence with Fifth Third’s proven digital and retail capabilities, we’re unlocking a $2 billion+ deposit growth opportunity in Michigan alone, while positioning ourselves to deepen relationships and attract new households across our expanded footprint.

Staying true to our core: Stability, profitability and growth [Slide 14 of IR presentation]

As we move forward with this transformational merger, our commitment to the principles that define Fifth Third remains unwavering. Stability, profitability and growth have long guided our strategy, and they continue to shape our future. With a resilient balance sheet, disciplined credit practices and a diverse mix of revenue streams, we’re well positioned to deliver strong financial performance. Our expansion into high-growth markets, combined with tech-enabled innovation and scalable investments, ensures we can continue to meet the evolving needs of our customers while creating long-term value for our shareholders and opportunities for our employees.

What this means for you

While this is exciting news, your day-to-day responsibilities remain unchanged. There are no immediate changes to your role or team. Our focus continues to be on delivering stability, profitability, and growth – and supporting our customers and communities with excellence.

One decision that has been made is that we will raise the minimum wage for our Fifth Third employees to $21/hour to match Comerica’s offering. That change will be effective when the transaction closes.

As we move forward, you’ll hear more about integration plans, leadership updates and opportunities get involved. We’re committed to transparency and will keep you informed every step of the way.

A culture of partnership

This merger is rooted in mutual respect and admiration. Comerica shares our customer-first mindset, strong community commitment and values-driven culture. As we come together, we’ll build a team that reflects the best of both organizations – one that’s united by purpose and energized by possibility.

Upon close, Comerica’s Chairman and CEO, Curt Farmer, will join Fifth Third as vice chair, and Peter Sefzik, Comerica’s chief banking officer, will lead our Wealth & Asset Management business. Leadership and board representation will include voices from both organizations, ensuring a balanced and inclusive approach.

Looking ahead

This is a moment to be proud of, and a time to look forward with confidence. By 2030, we expect to be a top five player in our Southeast and Texas markets, while continuing to lead in the Midwest. We’re building a bank that’s better positioned to serve our customers, invest in our communities and create opportunities for our employees.

Thank you for your continued dedication and leadership. Your role in this journey is essential, and we’re excited to shape the future because we are better together.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.